UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Summary of the Minutes of 220th Board of Directors’ Meeting” dated on November 5th, 2012.

SUMMARY OF THE MINUTES OF 220th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5th 2012

1. DATE, TIME and LOCATION: November 5th, 2012, at 11:00 a.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th floor, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE AND INSTALLATION: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the Bylaws. The Director Francisco Javier de Paz Mancho has been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Directors Fernando Abril Martorell Hernández and José Manuel Fernandez Norniella have participated of the meeting by videoconferencing from Madrid, Spain, pursuant provisions of Clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer, Gilmar Roberto Pereira Camurra and the Controller, Cristiane Barretto Sales.

4. AGENDA AND RESOLUTIONS:

4.1. Distribution of Dividends.

The Board of Directors, in accordance with article 17, clause XXVI of the Bylaws, unanimously approved ad referendum of the General Shareholders’ Meeting of the Company, to decide on the matter, the Board's proposal concerning the distribution of interim dividends to shareholders in the following conditions: (i) amount of R$1,122,521,462.40 (one billion, one hundred and twenty two million, five hundred and twenty one thousand, four hundred and sixty two reais and forty cents), based on earnings reported in the balance sheet of June 30, 2012, which will be charged to the mandatory minimum dividend for the fiscal year of 2012; (ii) the accounting of the interim dividends will be held on November 23th, 2012; (iii) the payment of the referred interim dividends will be carried out starting as of December 12, 2012; (iv) the interim dividends shall be credited on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on November 23, 2012. After this date, the shares will be considered as “ex-dividends”.

Summary of the Minute of 220th Board of Directors’ Meeting held on November 5th, 2012 (1/2)

SUMMARY OF THE MINUTES OF 220th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5th 2012

5. CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which minutes were read and approved and signed by the Directors who attended the meeting. São Paulo, November 5th, 2012.

(signatures) Antonio Carlos Valente da Silva - Chairman of the Board of Directors, Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho, represented by Antonio Carlos Valente da Silva, by means of voting delegation; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira e Roberto Oliveira de Lima. The Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira, also signs the present minutes.

I hereby certify that the resolution contained herein recorded in the minutes of the 220th Board of Directors’ Meeting of Telefônica Brasil S.A., held on November 5th 2012, which was drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Summary of the Minute of 220th Board of Directors’ Meeting held on November 5th, 2012 (2/2)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 5th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director